Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 13, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11723
Tactical Income Portfolio, Series 82
(the “Trust”)
CIK No. 2027417 File No. 333-281595

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.If the Trust will invest directly in distressed securities as a principal strategy, please add appropriate disclosure.

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, and the Trust does not anticipate investing directly in distressed debt securities, the Trust believes the current risk disclosure is necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon